SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20552

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

BRITTON & KOONTZ CAPITAL CORPORATION
(Name of Issuer)

Common Stock, par value $2.50 per share
(Title of Class of Securities)

111091104
(CUSIP Number)

J. Mark Manner
Harwell Howard Hyne Gabbert & Manner, P.C.
315 Deaderick Street, Suite 1800
Nashville, Tennessee
(615)256-0500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 111091104	Page 2 of 27 Pages

1	NAME OF REPORTING PERSON Bazile R. Lanneau, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 63,718 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 63,718 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 399,826**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.893%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 3 of 27 Pages

1	NAME OF REPORTING PERSON Jeri Jean M. Lanneau

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 68 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 68 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 399,826**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.893%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 4 of 27 Pages

1	NAME OF REPORTING PERSON Bazile R. Lanneau

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 34,669 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 34,669 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 399,826**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.893%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 5 of 27 Pages

1	NAME OF REPORTING PERSON Anna Rose M. Lanneau

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 76,179 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 76,179 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 399,826**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.893%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 6 of 27 Pages

1	NAME OF REPORTING PERSON Keith P. Lanneau

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 15,020 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 15,020 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 399,826**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.893%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 7 of 27 Pages

1	NAME OF REPORTING PERSON Peggy M. Lanneau

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 31,852 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 31,852 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 399,826**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.893%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 8 of 27 Pages

1	NAME OF REPORTING PERSON Albert W. Metcalfe

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 62,084 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 62,084 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 399,826**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.893%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 9 of 27 Pages

1	NAME OF REPORTING PERSON Gay C. Metcalfe

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 12,316 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 12,316 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 399,826**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.893%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 10 of 27 Pages

1	NAME OF REPORTING PERSON Deborah M. Aiken

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 11,014 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 11,014 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 399,826**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.893%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 11 of 27 Pages

1	NAME OF REPORTING PERSON Albert W. Metcalfe, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 10,354 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 10,354 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 399,826**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.893%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 12 of 27 Pages

1	NAME OF REPORTING PERSON Susan M. Ray

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 11,760 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 11,760 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 399,826**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.893%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 13 of 27 Pages

1	NAME OF REPORTING PERSON Margaret M. Tuckley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 12,776 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 12,776 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 399,826**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.893%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 14 of 27 Pages

1	NAME OF REPORTING PERSON John C. Metcalfe

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 10,136 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 10,136 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 399,826**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.893%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 15 of 27 Pages

1	NAME OF REPORTING PERSON Martin M. Lanneau

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 12,380 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 12,380 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 399,826**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.893%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 16 of 27 Pages

1	NAME OF REPORTING PERSON Sarah J. Lanneau

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 2,248 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 2,248 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 399,826**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.893%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 17 of 27 Pages

1	NAME OF REPORTING PERSON Bazile R. Lanneau, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 2,248 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 2,248 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 399,826**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.893%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 18 of 27 Pages

1	NAME OF REPORTING PERSON Jerold D. Krouse

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 31,004 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 31,004 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 399,826**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.893%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 19 of 27 Pages

Item 1.     Security and Issuer

This Statement constitutes Amendment No. 2 to the Schedule 13D originally filed on July 15, 2005 and amended and restated on February 28, 2006 (Amendment No. 1) which is hereby amended and restated in its entirety.   All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

The class of equity securities to which this Statement relates is the Common Stock, par value $2.50 per share, (“Stock”) of Britton & Koontz Capital Corporation, a Mississippi corporation (the “Company”). The principal executive offices of the Company are located at 500 Main Street, Natchez, Mississippi 39120.

Item 2.     Identity and Background

 (a)        This Schedule 13D is being jointly filed by each of the following persons as members of a group pursuant to Rule 13d-1(k)(2) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): (i) Bazile R. Lanneau, Jr., (ii) Jeri Jean M. Lanneau, (iii) Bazile R. Lanneau, (iv) Anna Rose M. Lanneau, (v) Keith P. Lanneau, (vi) Peggy M. Lanneau, (vii) Albert W. Metcalfe, (viii) Gay C. Metcalfe, (ix) Margaret M. Tuckley, (x) John C. Metcalfe, (xi) Deborah M. Aiken, (xii) Albert W. Metcalfe, Jr., (xiii) Susan M. Ray, (xiv) Sarah J. Lanneau, (xv) Bazile R. Lanneau, III, (xvi) Martin M. Lanneau and  (xvii) Jerold D. Krouse, ((i) through (xvii) being collectively, the “Filing Persons”). The Filing Persons have entered into a Joint Filing Agreement, dated as of  March 10, 2006, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)        The residence or business address of each of the Filing Persons is:

Bazile R. Lanneau, Jr. Jeri Jean M. Lanneau 790 Hwy 61 South Natchez, MS 39120	Albert W. Metcalfe Gay C. Metcalfe 305 S. Broadway Natchez, MS 39120
Bazile R. Lanneau Anna Rose M. Lanneau 750 Hwy 61 South Natchez, Mississippi 39120	Deborah M. Aiken 2516 Flintgrove Road Charlotte, NC 28226
Keith P. Lanneau Peggy M. Lanneau 2151 E. Lakeshore Dr. Baton Rouge, LA 70808	Albert W. Metcalfe, Jr. 11212 Quietwood Ct. Charlotte, NC 28277
Martin M. Lanneau 2030 Myrtle Ave. Baton Rouge, LA 70806	Susan M. Ray 8619 Barclay Wood Ct. Charlotte, NC 28226
Sarah J. Lanneau 2558 Destin St. Mandeville, LA 70448	Margaret M. Tuckley 15 Garrick Close, Walton On Thames, Surrey, England, UK, KT12 5NY

CUSIP No. 111091104	Page 20 of 27 Pages

Bazile R. Lanneau, III 7th Floor Soktap Plaza #12-4 Gaepo-dong Kangnam-ku Seoul Korea 135-240	John C. Metcalfe 702 Dragoon Dr. Mount Pleasant, SC 29464
Jerold D. Krouse 816 Myrtle Ave. Natchez, MS 39120

(c)       The following are the present principal occupations or employment of each of the Filing Persons:

Name of Filing Person	Principal Occupation	Present Employer and Address
Bazile R. Lanneau, Jr.	Financial Advisor	Linsco/Private Ledger 9456 Jefferson Hwy, Ste B Baton Rouge, LA 70809
Jeri Jean M. Lanneau	Organist	First Presbyterian Church 400 State St. Natchez, MS 39120
Bazile R. Lanneau	Life Insurance Sales	Self employed 423 Main St. Natchez, MS 39120
Anna Rose M. Lanneau	Housewife	N/A
Keith P. Lanneau	Business and Technical Consultant	Self employed 2151 E. Lakeshore Dr. Baton Rouge, LA 70808
Peggy M. Lanneau	Housewife	N/A
Albert W. Metcalfe	Auto Sales, Retired	Jordan Auto Co., Inc. 305 S. Broadway Natchez, MS 39120
Gay C. Metcalfe	Housewife	N/A
Deborah M. Aiken	Banker	Wachovia Securities Managing Director Global Markets Business Development 301 S. College St. Charlotte, NC
Albert W. Metcalfe, Jr.	Home Builder	Scenic Homes 7401 Carmel Executive Park Suite 100 Charlotte, NC 28226

CUSIP No. 111091104	Page 21 of 27 Pages

Susan M. Ray	Housewife	N/A
Margaret M. Tuckley	Housewife	N/A
John C. Metcalfe	Assistant Manager	Eckerd’s 214 Saint James Ave. Goose Creek, SC 29445

Martin M. Lanneau	Software Specialist	Equifax 7173 Florida Blvd. Baton Rouge, LA 70806
Sarah J. Lanneau	Banker	Whitney National Bank 201 Camp St. New Orleans, LA 70130
Bazile R. Lanneau, III	Teacher	Kangnam-SLP 7th Floor Soktap Plaza #12-4 Gaepo-dong Kangnam-ku Seoul Korea 135-240
Jerold D. Krouse	Investments	Self employed 816 Myrtle Ave. Natchez, MS 39120

(d) and (e)        During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any such persons been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

(f)       Each of the Filing Persons is a citizen of the U.S.A.

Item 3.     Source and Amount of Funds or Other Consideration

Each of the Filing Persons acquired their shares of Stock in a variety of transactions, most of which were over five (5) years ago.  Some of the Stock was acquired by gift, some acquired by inheritance, some acquired directly from the Issuer and some purchased in the open market.  None of the individual Filing Persons own over 5% of the outstanding securities, however as of July 13, 2005 a part of the Filing Persons agreed to act as a group with respect to the Stock.  As of March 10, 2006 the group was expanded to include all of the Filing Persons.  Some borrowed funds were used to purchase the Stock, however all amounts borrowed to purchase the Stock have been paid in full more than a year prior to the date of this filing.  The source of the funds used by each of the Filing Persons was personal funds.

All or part of the shares of Stock owned by the Filing Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to the Filing Persons. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing no Filing Person has margin or other loans outstanding secured by Stock.

CUSIP No. 111091104	Page 22 of 27 Pages

Item 4.     Purpose of Transaction

The Filing Persons have filed this Schedule 13D to report that they have formed a group for purposes of Section 13.  The purpose of the agreement by the Filing Persons is to act as a group with respect to the Stock and to profit from appreciation in the market price of the Common Stock through the assertion of shareholder rights and influencing the policies of the Company.

The Filing Persons believe that the Company has abandoned prior strategies for growth which are essential to creating and maintaining shareholder value.  In 2001, Company management and the Board of Directors unanimously adopted a plan for growth that depended on the continued development of markets outside the Company’s headquarters in Natchez, Mississippi.  Previously, in 1999 and 2000 respectively, the Company acquired a Union Planters branch in Vicksburg, Mississippi (approximately $12 million in deposits) and Louisiana Bank and Trust Company (approximately $34 million in deposits) in Baton Rouge, Louisiana. This initiative had the full support of the Filing Persons, three of whom (Messrs. Lanneau, Sr., Lanneau, Jr. and Metcalfe, Sr.) have served on the Board of the Company.  It was understood that this plan for expansion would require significant financial resources and would negatively impact the Company’s earnings while an organization was built to support a considerably larger institution.  It was contemplated that growth would be generated internally through the existing market locations as well as possible additional acquisitions.

In the opinion of the Filing Persons, the plan for growth has been a failure in terms of deposit growth (see Table 1 below) and revenue improvement.  It appears to the Filing Persons that an expense reduction program has been implemented by the Company to improve short-term profitability and to give to shareholders a misleading appearance of good performance.  The Filing Persons have voiced their concerns to members of the board regarding this apparent “about face” but have received no response.

Table 1
Britton & Koontz Bank, N.A. Deposits* (Amounts in Thousands)
	June 30, 2005	June 30, 2000
Adams County, MS (Natchez)	180,193	177,177
Warren County, MS (Vicksburg)	18,870	12,036
East Baton Rouge Parish (Baton Rouge)	31,082	34,184

* Source:  FDIC Summary of Deposits;  Deposits for June 30, 2000 in Baton Rouge are of Louisiana Bank and Trust Company prior to acquisition by Britton & Koontz Capital Corp.; Specific market deposit information is only available annually based on reports to the FDIC.

To the knowledge of the Filing Persons, the Company has not publicly indicated what its plans for growth are, nor what organizational changes and/or financial reinforcements it is willing to take to achieve such objectives (earlier growth objectives).  It is the Filing Persons’ opinion that changes in management and in the composition of the Board of Directors combined with a willingness to commit greater financial resources will be required to position the company for successful growth and long-term profitability.

A review of the performance of other publicly held community banks clearly indicates that banks with low growth rates and/or smaller size generally have lower price to earnings ratios for their securities and that market capitalization of such banks is poor relative to underlying book values.  The Filing Persons believe the record shows that the Company has performed poorly with its previously adopted strategic growth plan and attribute this to inadequate management and the allocation of limited financial resources.    The Filing Persons do not have confidence in the Company’s present ability to reverse this lackluster performance.

CUSIP No. 111091104	Page 23 of 27 Pages

This Amendment No. 2 of the 13D filing represents an expansion of the filing group to include both the Lanneau and Metcalfe sides of a family which has been closely associated with the Company for many years.  The Filing Persons believe that a vibrant, growing institution would be an asset to the local community of Natchez as well as the other markets it serves, and are willing to consider alternatives other than sale, for enhancing shareholder value.  However, the Filing Persons also believe the Company must institute immediate changes to obtain internal and/or external growth which should be reflected in the market value and liquidity of its stock.  This will be difficult to achieve without joining forces with another financial institution of greater managerial and financial resources.  It is for this reason that the Filing Persons want to have a serious dialogue with the present board and to have representation on the board to see that all avenues of changing the direction of the bank are skillfully and intelligently explored.

The Filing Persons may, among other things: (1) demand a shareholder list in order to contact other shareholders of the Company to discuss their concerns and views, (2) submit shareholder proposals for consideration at the 2006 Annual Meeting, (3) consider seeking election or appointment to the Board of Directors of the Company in connection with the 2006 Annual Meeting or otherwise and (4) engage in proxy solicitations or contests as deemed necessary.

On November 22, 2005, Mr. Bazile R. Lanneau, Jr. (“Mr. Lanneau”) submitted to the Company a shareholder proposal (the “Proposal”) to be presented at the 2006 Annual Meeting of Shareholders and to be included in the Company’s proxy materials pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended.  The Proposal requests in general that the Company adopt simple majority voting in lieu of 80% supermajority voting requirements which Mr. Lanneau believes are detrimental to shareholder interests.  The Company sought to avoid inclusion of the proposal in its proxy materials and on December 27 requested that the SEC confirm that it would not recommend enforcement action if the Company excluded the Proposal.  On January 10, Mr. Lanneau filed comments with the SEC regarding the Company’s no action request.  On February 15, the Company notified Mr. Lanneau that the Board of Directors would include a statement in opposition to the proposal in it’s proxy materials for the 2006 Meeting of Shareholders.  On February 23 the SEC denied the Company’s request to exclude the Proposal.  The Proposal and related correspondence with the Company and the SEC is attached hereto as Exhibits 5, 6, 7 and 9.  The amended proposal is as follows:

RECOMMEND:  Request that the Board take all steps necessary to adopt simple majority voting (majority of votes cast) for all matters submitted for shareholder approval (except where a larger vote is required by law), including the elimination of the 80% supermajority voting requirements contained in B&K’s Articles of Incorporation.

On February 6, 2006, Mr. Lanneau notified the Company of his intention to nominate Paul H. Benoist as a director at the upcoming shareholders meeting.  After correspondence and discussion between the parties, the Company notified Mr. Lanneau on February 16 that he had satisfied procedural requirements to nominate Mr. Benoist from the floor at the 2006 Annual Meeting of Shareholders.

On March 7, 2006, Mr. Lanneau notified the Company of his intention to nominate himself as a director from the floor at the 2006 Annual Meeting of Shareholders.  Based on prior correspondence with the Company it is expected that the Company may seek to exclude such nomination at the annual meeting.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER  DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY MR. LANNEAU AND HIS  AFFILIATES FROM THE STOCKHOLDERS OF BRITTON & KOONTZ CAPITAL CORPORATION FOR USE AT ITS ANNUAL MEETING OF SHAREHOLDERS (A) WHEN AND IF THEY  BECOME  AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT

CUSIP No. 111091104	Page 24 of 27 Pages

INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY  SUCH PROXY SOLICITATION, AND (B) WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WHICH WILL BE MAILED TO STOCKHOLDERS OF BRITTON & KOONTZ CAPITAL CORPORATION AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.

The Filing Persons do not presently intend to make further purchases or sales of shares of Stock, but may at any time purchase shares or dispose of any or all the shares of Stock held by them.  In addition, the group may be expanded in the future to include other shareholders.  To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Filing Persons have such a purpose.  Except as noted above, no Filing Person has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.     Interest in Securities of the Company

(a)          The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Stock, 2,116,316 reported as the number of outstanding shares as of November 11, 2005 on the Company’s Form 10-Q filed November 14, 2005.   The Filing Persons have agreed to act as a group with respect to the each of the Filing Person’s individually owned Stock.

As a group, the total Stock owned is 399,826 **shares or 18.893%.

** Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 25 of 27 Pages

(b)          The following is the ownership of each of the individual Filing Persons.

Name of Filing Person	Number of Shares owned by Individual	Percent of outstanding securities.
Bazile R. Lanneau, Jr.	63,718	3.011%
Jeri Jean M. Lanneau	68	0.003%
Bazile R. Lanneau	34,669	1.638%
Anna Rose M. Lanneau	76,179	3.600%
Keith P. Lanneau	15,020	0.710%
Peggy M. Lanneau	31,852	1.505%
Albert W. Metcalfe	62,084	2.934%
Gay C. Metcalfe	12,316	0.582%
Deborah M. Aiken	11,014	0.520%
Albert W. Metcalfe, Jr.	10,354	0.489%
Susan M. Ray	11,760	0.556%
Margaret M. Tuckley	12,776	0.604%
John C. Metcalfe	10,136	0.479%
Martin M. Lanneau	12,380	0.585%
Sarah J. Lanneau	2,248	0.106%
Bazile R. Lanneau, III	2,248	0.106%
Jerold D. Krouse	31,004	1.465%
TOTAL

Each individual listed above has sole power to vote and dispose of that individual’s shares.

(c)          None of the Filing Persons have made purchases of Common Stock in the past 60 days, except for Susan Ray whose spouse, James Ray, purchased 100 shares on the open market on March 7, 2006 at $21.72 per share for a total purchase price of $2,172 plus commission.

(d)          While each of the individual Filing Persons has the power to direct the decisions with respect to the Stock owned by such Filing Person, the individual Filing Persons have agreed to act as a group with respect to the stock.  Thus each member of the group may be deemed to be beneficial owners of the shares of Stock owned by each other member of the group.   Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Each of the Filing Persons has agreed to act as a group with respect to the Stock.  At this time, there is no formal written contract, only an understanding among the Filing Persons to act in concert with respect to voting, giving or withholding of proxies and investment and disposition decisions.  Each of the Filing Persons have signed the Amended and Restated Joint Filing Agreement filed as Exhibit 1 to this filing.

CUSIP No. 111091104	Page 26 of 27 Pages

Item 7.     Material to be Filed as Exhibits

Exhibit	Description
1	Amended & Restated Joint Filing Agreement
2	Limited Powers of Attorney.
3	Letter dated July 15, 2005 from Bazile R. Lanneau, Jr. to the Company, incorporated by reference to Exhibit 3 to Schedule 13D (Amendment No. 1) filed with the Commission on February 28, 2006.
4

Letter dated November 3, 2005 from Bazile R. Lanneau, Jr. to the Company requesting shareholder list, incorporated by reference to Exhibit 4 to Schedule 13D (Amendment No. 1) filed with the Commission on February 28, 2006.

5

Letter dated November 22, 2005 from Bazile R. Lanneau, Jr. to the Company presenting shareholder proposal for 2006 Annual Meeting of Shareholders and related correspondence, incorporated by reference to Exhibit 5 to Schedule 13D (Amendment No. 1) filed with the Commission on February 28, 2006.

6

Letter dated December 27, 2005 from the Company to the SEC regarding shareholder proposal, incorporated by reference to Exhibit 6 to Schedule 13D (Amendment No. 1) filed with the Commission on February 28, 2006.

7

Letter dated January 10, 2006 from Bazile R. Lanneau, Jr. to the SEC regarding shareholder proposal, incorporated by reference to Exhibit 7 to Schedule 13D (Amendment No. 1) filed with the Commission on February 28, 2006.

8

Letter dated February 6, 2006 from Bazile R. Lanneau, Jr. to the Company regarding notice of competitive director nomination and subsequent correspondence,, incorporated by reference to Exhibit 8 to Schedule 13D (Amendment No. 1) filed with the Commission on February 28, 2006.

9

Notice dated February 22, 2006 from SEC to the Company denying requests regarding shareholder proposal, incorporated by reference to Exhibit 9 to Schedule 13D (Amendment No. 1) filed with the Commission on February 28, 2006.

10	Letter dated March 7, 2006 from Bazile R. Lanneau, Jr. to the Company regarding notice of competitive director nomination and related correspondence.

CUSIP No. 111091104	Page 27 of 27 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

** Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

Date: March 10, 2006

/s/ Bazile R. Lanneau, Jr.	/s/ Albert W. Metcalfe
Bazile R. Lanneau, Jr.	Albert W. Metcalfe

Jeri Jean M. Lanneau By: /s/ Bazile R. Lanneau, Jr.	/s/ Gay C. Metcalfe
Bazile R. Lanneau, Jr., Attorney-in-Fact	Gay C. Metcalfe

Bazile R. Lanneau By: /s/ Bazile R. Lanneau, Jr.	/s/ Deborah M. Aiken
Bazile R. Lanneau, Jr., Attorney-in-Fact	Deborah M. Aiken

Anna Rose M. Lanneau By: /s/ Bazile R. Lanneau, Jr.	/s/ Albert W. Metcalfe, Jr.
Bazile R. Lanneau, Jr., Attorney-in-Fact	Albert W. Metcalfe, Jr.

Keith P. Lanneau By: /s/ Bazile R. Lanneau, Jr.	/s/ Susan M. Ray
Bazile R. Lanneau, Jr., Attorney-in-Fact	Susan M. Ray

/s/ Peggy M. Lanneau	/s/ Martin M. Lanneau
Peggy M. Lanneau	Martin M. Lanneau

/s/ Margaret M. Tuckley	/s/ Sarah J. Lanneau
Margaret M. Tuckley	Sarah J. Lanneau

/s/ John C. Metcalfe	/s/ Bazile R. Lanneau, III
John C. Metcalfe	Bazile R. Lanneau, III

/s/ Jerold D. Krouse
Jerold D. Krouse